Exhibit 99.1

Pembina Pipeline Corporation Reaches Major Milestone by Placing Approximately $2.8 Billion of Integrated Assets into Service

CALGARY, July 4, 2017 /CNW/ - Pembina Pipeline Corporation ("Pembina" or "the Company") (TSX: PPL; NYSE: PBA) announced that it has placed approximately $2.8 billion of integrated capital projects into service, including its Phase III pipeline expansion ("Phase III Expansion") and two connected major delivery points: the Company's third fractionator at Redwater ("RFS III") and its Canadian Diluent Hub ("CDH").

"At the outset of these projects, we committed to constructing large-scale, multiyear-build assets on time and on budget, and I'm proud to say that we've successfully delivered on that promise, with the overall portfolio coming in under budget by approximately 8 percent and either on time or ahead of schedule," said Mick Dilger, Pembina's President and Chief Executive Officer.

Phase III Expansion

The Phase III Expansion, which is underpinned by long-term contracts with take-or-pay commitments, was placed into service on June 30, 2017 on time and under budget from the $2.44 billion expected capital. The entire Phase III Expansion program, which was initiated in 2013, included installing over 900 kilometres ("km") of new pipeline primarily along the Company's existing Peace and Northern system rights-of-way, as well as upgrading and adding new mainline pump stations. Initial work for the Phase III Expansion included debottlenecking segments of existing pipeline systems from Taylor, British Columbia to Gordondale, Alberta and adding a new pipeline from Wapiti to Fox Creek, Alberta to accommodate increased volumes upstream of Pembina's Fox Creek tie-in point. In support of handling the increased product, 420,000 barrels per day ("bpd") of incremental capacity was added in the Fox Creek to Namao corridor of Alberta through the construction of two pipelines: a 16 inch and a 24 inch diameter pipeline, each spanning approximately 290 km.

With the Phase III Expansion now complete, Pembina has four pipelines between Fox Creek and Namao, allowing the Company to transport four distinct hydrocarbons – ethane-plus, propane-plus, condensate and crude oil – each in its own segregated pipeline, plus upstream capacity to handle higher volumes driven by the development of the Montney, Duvernay and Deep Basin resource plays.

"Placing our Phase III Expansion into service is an exciting milestone for Pembina as we've now successfully completed the largest capital project in our history," said Paul Murphy, Pembina's Senior Vice President, Pipeline and Crude Oil Facilities. "Our customers will benefit from the newly increased capacity, as our pipelines were previously under apportionment, and they will also realize enhanced service offerings and operational efficiencies from being able to flow segregated product in separate pipelines. In addition, we will be able to provide a ratable flow of ethane-plus and propane-plus into both Pembina and third-party fractionators in the Fort Saskatchewan region, which will help to optimize operations at these facilities."

In aggregate, Pembina now has over 850,000 bpd of combined capacity between its Peace and Northern Pipeline systems which connect into the delivery point at Namao. Given continued customer demand, the Company recently announced that it secured contracts to add an additional 180,000 bpd of capacity via the addition of two pump stations on the new 24 inch pipeline between Fox Creek and Namao through its Phase IV Expansion, subject to regulatory and environmental approval. It also is working on the Phase V Expansion, which entails looping its pipeline between Lator and Fox Creek to provide additional upstream capacity. Beyond these expansions, which are expected to be placed into service in late 2018, Pembina is able to increase capacity on the 24 and 16 inch pipelines in the Fox Creek to Namao corridor by another 250,000 bpd through additional pump stations – which would bring total capacity into the Namao hub to almost 1,300,000 bpd.

RFS III

In conjunction with the Phase III Expansion, RFS III was also placed into service on June 30, 2017, ahead of schedule and under budget. Backstopped by long-term, take-or-pay contracts, RFS III added 55,000 bpd of additional propane-plus fractionation capacity and leveraged the designs of Pembina's first and second fractionators. Pembina's Redwater complex now has an aggregate fractionation capacity of approximately 210,000 bpd – the largest in the Canadian energy infrastructure sector.

"Based on our customers' volume projections supporting the Phase III Expansion, we secured contracts to build RFS III so that pipeline and fractionation capacity would be better aligned within the Fort Saskatchewan area," said Stuart Taylor, Pembina's Senior Vice President, NGL and Natural Gas Facilities. "Along with increased fractionation capacity with RFS III, our Redwater complex provides customers with efficient storage and market access through our well-established facilities at Redwater and our new Canadian Diluent Hub."

"Looking ahead, we are focused on providing market access solutions for our customers for the products coming off the back end of our fractionators – particularly propane – which will ultimately help add value to the incremental barrels and serve to increase producer netbacks. In support of this, we are working to further expand our service offering down the value chain by proposing to develop both an integrated propylene and polypropylene production facility and a west coast liquefied petroleum gas export terminal," concluded Mr. Taylor.

CDH

Also aligned with the in-service of the Phase III Expansion and RFS III, on June 30, 2017, Pembina placed additional condensate connections at CDH into service on time and under budget. CDH, which operates commercially as a fee-based hub, provides direct connectivity for growing condensate volumes transported on Pembina's pipeline systems and offers diluent services for oil sands customers. Currently, the facility's pipelines are capable of delivering approximately 400,000 bpd of condensate to regional third-party diluent pipelines, with connections to the Access, Cold Lake, Fort Saskatchewan (FSPL) and Polaris pipelines. By the end of 2017, CDH is also expected to have additional third-party connections as well as 500,000 barrels of above ground storage in operation.

"The Canadian Diluent Hub was driven by the development of the Montney and Duvernay resource plays in our service areas," said Mr. Murphy. "Increasing production from these plays fueled infrastructure development, such as our Phase III Expansion and RFS III. With our access to growing condensate supply through our existing and new infrastructure, customers were supportive of us expanding diluent market access and service offerings."

Several additional factors supported the development of CDH, including its Alberta Industrial Heartland location, which is proximal to oil sands and diluent pipelines, as well as associated terminals. Development in this location enabled Pembina to avoid costly and congested construction in the greater Edmonton area. Further, given Pembina had reached its maximum capacity into the existing Edmonton-area condensate infrastructure, the Company foresaw that additional infrastructure would be required to accommodate higher volumes. Through CDH, Pembina now offers incremental solutions for its customers by expanding on the condensate services the Company already provides.

Summary

"Looking back only a few years ago when our extensive growth plans were in their infancy, to the transformation of where our company is today, I commend all of the hard work and dedication of our teams who worked tirelessly to achieve such extraordinary results in bringing our growth plans successfully into fruition – all while maintaining our outstanding safety record," commented Mr. Dilger. "I am also very proud of the relationships and trust we have built over this timeframe with the communities, stakeholders, customers and First Nations and Métis in the areas where we operate and look forward to continuing to foster these relationships in the future."

"Now through 2018 – including growth projects of Veresen, pending successful close of the transaction we announced in May this year – we will be placing an additional $3 billion of assets into service on top of the $2.8 billion we announced in service today," said Mr. Dilger. "These projects, with their low-risk, fee-for-service cash flows, will contribute significantly to our projected adjusted EBITDA for the full year of 2018 between $2.55 and $2.75 billion."

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various products derived from natural gas and hydrocarbon liquids produced primarily in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally responsible manner. This balanced approach to operating ensures the trust Pembina builds among all of its stakeholders is sustainable over the long term. Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. Pembina's preferred shares also trade on the Toronto stock exchange. For more information, visit www.pembina.com.

Forward-Looking Statements & Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expects", "will", "would", "could", "plans", "anticipates", "schedule", "potential" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: anticipated timing, in-service dates and capacities for ongoing growth projects; the anticipated timing acquisition of Veresen; the anticipated benefits of the acquisition, including anticipated adjusted EBITDA projections for the combined entity, as well as anticipated synergies; Pembina's corporate strategy; the ongoing utilization and development relating to expansions and additions to Pembina's asset base; financial results related to and growth opportunities associated with the assets of the combined company after the acquisition of Veresen..

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release, including:, the abilities of the parties to satisfy the conditions to closing of the Veresen acquisition; that favourable circumstances continue to exist in respect of current and future growth projects of Pembina and Veresen (including the ability to finance operations and such projects on favourable terms); continued oil and gas industry exploration and development activity levels and the geographic region of such activity; ongoing utilization and future expansion, development, growth and performance of Pembina's business and asset base; future demand for processing, fractionation and pipeline transportation services and new opportunities; prevailing commodity prices and exchange rates and the ability of Pembina to maintain current credit ratings; future operating costs and cash flow; geotechnical and integrity costs; that any required commercial agreements can be reached; that all required corporate, regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; interest and tax rates; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the ability of Pembina and Veresen to receive, in a timely manner, the necessary court, securityholder, stock exchange and other third-party approvals; the ability of the parties to satisfy the other conditions to the Veresen acquisition; the failure to realize the anticipated benefits or synergies of the Veresen acquisition following closing due to integration issues or otherwise, and expectations and assumptions concerning, among other things: customer demand, planned synergies, capital efficiencies and cost savings; applicable tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; lower than anticipated results of operations and accretion from Pembina's business initiatives; the ability of Pembina to raise sufficient capital; the regulatory environment and the ability to obtain required regulatory, corporate, environmental approvals; the impact of competitive entities and pricing; labour and material shortages; strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and elsewhere, including changes in interest rates, foreign currency exchange rates and commodity prices; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com. This list of risk factors should not be construed as exhaustive. In addition, the closing of the Veresen acquisition may not be completed, or may be delayed if the parties' respective conditions to the closing of the acquisition, including the receipt of all necessary regulatory approvals, are not satisfied on the anticipated timelines or at all. Accordingly, there is a risk that the acquisition may not be completed within the anticipated timeline, or at all, on the terms currently proposed, or at all.

Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements contained herein, except as required by applicable laws. Readers are cautioned that management of Pembina approved the financial outlooks contained herein as of the date of this press release. The purpose of the financial contained herein is to give the reader an indication of the combined company's financial results, and the information may not be appropriate for other purposes. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Non-GAAP Measures

In this news release, Pembina has used certain terms that are not defined by GAAP but are used by management to evaluate the Veresen acquisition. Since non-GAAP measures do not have a standardized meaning prescribed by international financial reporting measures ("IFRS") and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulators require that non-GAAP measures are clearly defined and qualified. The intent of non-GAAP measures is to provide additional useful information with respect to the proposed acquisition to investors and analysts.

In particular,  Pembina has used the term adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"). Adjusted EBITDA is a non-GAAP measure and is calculated as earnings for the year plus share of profit (loss) from equity accounted investees (before tax, depreciation and amortization) plus net finance costs, income taxes, depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact of such gains or losses. Adjusted EBITDA also includes adjustments for loss (gain) on disposal of assets, transaction costs incurred in respect of acquisitions, impairment charges or reversals and write-downs in respect of goodwill, intangible assets and property plant and equipment, and non-cash provisions. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations. Management believes that adjusted EBITDA provides useful information to investors as it is an important indicator of the issuer's ability to generate liquidity through cash flow from operating activities, and is also used by investors and analysts for assessing financial performance and for the purpose of valuing an issuer, including calculating financial and leverage ratios. Other issuers may calculate this non-GAAP measure differently. For additional information regarding non-GAAP measures, including reconciliations to measures recognized by GAAP, please refer to Pembina's financial reports, which are available on SEDAR at www.sedar.com and at www.pembina.com.

All financial figures are in Canadian dollars, unless otherwise noted.

Pembina Pipeline® is a registered trademark of Pembina Pipeline Corporation.

SOURCE Pembina Pipeline Corporation

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For further information: Investor Inquires: Hayley Mckenzie / Chelsy Hoy, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com; Media Inquiries: Victoria Person, (403) 231-3148, e-mail: media@pembina.com

CO: Pembina Pipeline Corporation

CNW 08:00e 04-JUL-17